Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,					Three Months Ended March 31
	2002	2003	2004	2005	2006
Earnings
Pre-tax income *	$29,705	$55,987	$72,779	$130,918	$167,080	$15,295
Fixed charges	4,068	8,379	11,067	20,755	31,313	8,675

Total earnings	$33,773	$64,366	$83,846	$151,673	$198,393	$23,970

Fixed Charges
Interest expense **	$3,125	$7,352	$9,679	$18,815	$27,984	7,573
Rental interest factor	943	1,027	1,388	1,940	3,329	1,102

Total fixed charges	$4,068	$8,379	$11,067	$20,755	$31,313	$8,675

Ratio of earnings to fixed charges	8.3x	7.7x	7.6x	7.3x	6.3x	2.8x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.